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FORM 12b-25	SEC FILE NUMBER 001-38418

NOTIFICATION OF LATE FILING	CUSIP NUMBER 19188J300

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cocrystal Pharma, Inc.

Full Name of Registrant

Former Name if Applicable

19805 N. Creek Parkway

Address of Principal Executive Office (Street and Number)

Bothell, Washington 98011

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of finalizing certain accounting matters and its assessment of its internal control over financial reporting. The Registrant’s independent registered public accounting firm is still completing their audit procedures in regards to those matters. As a result, the Registrant cannot file the Form 10-K by the March 18, 2019 deadline. Pursuant to Rule 12b-25 promulgated under the Securities Exchange Act of 1934, the Registrant will file the Form 10-K no later than April 2, 2019, the 15th calendar day following the prescribed Form 10-K filing deadline.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	561	471-3507
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a loss from operations of approximately $63 million for the year ended December 31, 2018, compared to a loss from operations of approximately $8 million for the year ended December 31, 2017. The 2018 loss from operations includes a $54 million impairment charge to write off the in-process research and development (“IPR&D”) assets. The impaired IPR&D assets consisted of the remaining IPR&D assets acquired from RFS Pharma, LLC (“RFS Pharma”) at the time of the Registrant’s acquisition of RFS Pharma in November 2014.

The above financial data is preliminary, based upon the Registrant’s estimates and subject to completion of the Registrant’s evaluation of the matters described under Part III above. Moreover, this data has been prepared on the basis of currently available information. The Registrant’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Registrant’s financial results for the year ended December 31, 2018, and the Registrant’s final numbers for this data may differ materially from these estimates.

Cocrystal Pharma, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 19, 2019	By:	/s/ James Martin
James Martin
		Title:	Chief Financial Officer